Exhibit 2.1

EXECUTION VERSION

FOURTH AMENDMENT TO AGREEMENT AND PLAN OF AMALGAMATION

This Fourth Amendment to the Agreement and Plan of Amalgamation, is made and entered into as of May 3, 2015 (this “Amendment”), by and between AXIS Capital Holdings Limited, a Bermuda exempted company (“Axis”) and PartnerRe Ltd., a Bermuda exempted company (“PRE” and, together with Axis, the “parties”).

W I T N E S S E T H:

WHEREAS, the parties to this Amendment are parties to that certain Agreement and Plan of Amalgamation, dated as of January 25, 2015, as subsequently amended on February 17, 2015, March 10, 2015 and March 31, 2015 (as amended, the “Amalgamation Agreement”);

WHEREAS, the parties to this Amendment may amend the Amalgamation Agreement in accordance with Section 7.3 of the Amalgamation Agreement;

WHEREAS, the parties desire to amend certain other provisions of the Amalgamation Agreement; and

WHEREAS, the board of directors of each of PRE and Axis has unanimously (i) determined that the Amalgamation is advisable and fair to, and in the best interests of, PRE and Axis, respectively; and (ii) approved and adopted this Amendment, the Amalgamation Agreement (as amended by this Agreement), the statutory amalgamation agreement and the Transactions;

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained taken as a whole, the parties hereto agree as follows:

Section 1.  Defined Terms.  Capitalized terms used, but not defined herein, shall have the meanings specified in the Amalgamation Agreement.

Section 2.  Amendments to the Amalgamation Agreement.

(a)             Section 4.1(d) of the Amalgamation Agreement is hereby amended by (i) replacing the words “45 days” with the words “55 days”; and (ii) adding the following proviso to the first sentence of Section 4.1(d) “; provided, that, Axis may adjourn or postpone the meeting to the extent necessary to ensure that any necessary supplement or amendment to the Joint Proxy Statement is provided to its shareholders.”

(b)             Section 4.1(e) of the Amalgamation Agreement is hereby amended by (i) replacing the words “45 days” with the words “55 days”; and (ii) adding the following proviso to the first sentence of Section 4.1(e) “provided, that, PRE may adjourn or postpone the meeting to the extent necessary to ensure that any necessary supplement or amendment to the Joint Proxy Statement is provided to its shareholders.”

  (c)             Section 4.1(f) of the Amalgamation Agreement is hereby amended by being replaced in its entirety by the following:

“(f)           Axis and PRE shall use their commercially reasonable efforts to cause the Axis Shareholders Meeting and the PRE Shareholders Meeting to occur on the same date.  Following the Shareholder Meetings and at or prior to the Closing, each of Axis and PRE shall deliver to the corporate secretary of the other party a certificate setting forth the voting results from its respective Shareholder Meeting.  Each of PRE and Axis shall have the right to delay (with notice to the other party) the time of the applicable Shareholder Meeting to ensure that the Amalgamation vote at each Shareholder Meeting is taken, and the poll with respect to such vote is closed, simultaneously.”

(d)             Section 4.5 of the Amalgamation Agreement is hereby amended by being replaced in its entirety by the following:

“4.5 Public Announcements; Employee Communications. The initial press release following the execution of this Agreement shall be a joint press release by the parties.  Except: (i) as required by applicable Law or requirements of the NYSE (and in that event only if time does not permit), (ii) with respect to any Change of Recommendation by the Axis Board or the PRE Board that has occurred pursuant to Section 5.8, or (iii) in connection with any unsolicited Acquisition Proposal made to, or received by, PRE or Axis at any time following the date of this Agreement, at all times prior to the earlier of the Closing or termination of this Agreement pursuant to Section 7.1, Axis and PRE shall consult with each other before issuing, and shall give each other the opportunity to review and approve, any press release or other public statement or any broadly-distributed emails or memos to non-executive employees relating to this Agreement or any of the Transactions and shall (A) not issue any such press release or make such other public statement or comment or issue any such broadly-distributed emails or memos to non-executive employees prior to such review and subsequent approval and (B) include in such press release or other public statement or comment or in such broadly-distributed emails or memos to non-executive employees all comments reasonably proposed by the other party.”

(e)             Section 5.1(b) of the Amalgamation Agreement is hereby amended by being replaced in its entirety by the following:

“(b)           Declare or pay, or propose to declare or pay, any dividends on or make other distributions in respect of any of its share capital, whether in cash, shares or property or any combination thereof, except for: (i) dividends paid by a direct or indirect wholly owned Subsidiary to it or its other wholly owned Subsidiaries and (ii) ordinary course quarterly cash dividends on PRE Common Shares and PRE Preferred Shares or Axis Common Shares and Axis Preferred Shares, as applicable, with record and payment dates consistent with past practice, provided, that, in the case of this clause (ii), (A) the quarterly cash dividends payable in respect of PRE Common Shares shall be permitted to increase to an amount not to exceed $0.70 per share per quarter, (B) the quarterly cash dividends payable with respect of the Axis Common Shares shall not be increased above $0.29 per share and (C) each of PRE and Axis shall be entitled to pay immediately prior to the Effective Time on PRE Common Shares and Axis Common Shares, respectively, for the quarter in which the Closing Date occurs a pro rata dividend for the period from the first day of such quarter until the day immediately preceding the

Closing Date.  Notwithstanding the foregoing or any other provisions of this Agreement to the contrary, PRE may declare and pay, and PRE agrees to declare and pay, a one-time extraordinary cash dividend to holders of record (collectively, the “Relevant Record Holders”) of PRE Common Shares immediately prior to the Effective Time (the “Conditional Dividend Record Date”) in the amount of $11.50 per PRE Common Share held by each such holder on the Conditional Dividend Record Date, which dividend (the “Conditional Extraordinary Dividend”) shall be declared prior to the PRE Shareholder Meeting, but shall only become payable, and such payment shall be conditioned, upon the occurrence of the Effective Time.  The parties hereto agree that on and after the Effective Time (i) each Relevant Record Holder shall be entitled to receive the Conditional Extraordinary Dividend in respect of each PRE Common Share held by each such holder on the Conditional Dividend Record Date, in addition to any PRE Consideration that such Relevant Record Holder shall be entitled to receive in respect of each such PRE Common Share under the Agreement pursuant to the Amalgamation, (ii) each PRE Other Share-Based Award that is outstanding on the Conditional Dividend Record Date shall become entitled to receive the Conditional Extraordinary Dividend in respect of each PRE Common Share subject to such PRE Other Share-Based Award, subject to and in accordance with the terms of the applicable grant or award agreement (including, for the avoidance of doubt, that the number of Common Shares underlying each performance share unit award shall be determined as if the maximum performance were achieved), in addition to any PRE Consideration that such Relevant Record Holder shall be entitled to receive in respect of each such PRE Common Share under the Agreement pursuant to the Amalgamation, and (iii) the applicable exercise price or strike price of, and, if applicable, the number of shares underlying, each PRE Option and each PRE SAR shall be equitably adjusted, in accordance with the terms and conditions of the PRE Share Plans, to reflect the payment of the Conditional Extraordinary Dividend.  For the sake of clarity, nothing in this paragraph and no action taken pursuant to this paragraph, shall give rise to any adjustment to the PRE Exchange Ratio or the Axis Exchange Ratio pursuant to Section 2.1(b) or (c), as the case may be;”

(f)             Section 7.2(b) of the Amalgamation Agreement is hereby amended by being replaced in its entirety by the following:

“(b)           If this Agreement is terminated by Axis for any reason pursuant to Section 7.1(d), then PRE will, within three Business Days following any such termination, pay to Axis or its designee in cash by wire transfer in immediately available funds to an account designated by Axis a termination fee in an amount equal to $280,000,000 (the “Termination Fee”).”

(g)             The definition of the term “Superior Proposal” in Section 8.13 of the Amalgamation Agreement shall hereby be amended and replaced in its entirety by the definition below:

 “Superior Proposal” means a bona fide written Acquisition Proposal (except that references in the definition of the “Acquisition Proposal” to 15% shall be replaced by 50%) made after the date of this Agreement by any Person (other than (A) PRE or its Subsidiaries in the case of a proposal for Axis or (B) Axis and its Subsidiaries in the case of a proposal for PRE) on terms that the Axis Board or the PRE Board, as applicable, determines in good faith, after consultation with its outside legal counsel and financial advisors, and considering such factors as the Axis Board or the PRE Board, as the case may be, considers to be appropriate (including (i)

all the terms and conditions of and all legal, financial, regulatory, timing and other aspects of the Acquisition Proposal, (ii) any break-up fees, conditions to consummation, conditions relating to financing, the availability and impact of any necessary financing, regulatory approvals or other events or conditions beyond the control of the party involving the condition, (iii) the impact of any downgrade in any credit rating of a party by Moody’s Investors Services, Inc., Standard & Poor’s Ratings Group or Fitch Ratings Inc., that may be expected to result following the consummation of such an Acquisition Proposal, and (iv) the timing and likelihood of consummation of the Acquisition Proposal), are more favorable to Axis and the Axis Shareholders or PRE and the PRE Shareholders, as applicable, than the transactions contemplated by this Agreement, taking into account any change to the transaction proposed by PRE or Axis, as applicable.

Section 3.  Representations and Warranties.  Each of PRE and Axis hereby represents and warrants to the other party as follows:

(a)             Such party has all requisite corporate power and authority to enter into this Amendment and, subject to the adoption of the Amalgamation Agreement by the Requisite PRE Vote (in the case of PRE) or the Requisite Axis Vote (in the case of Axis), to carry out its obligations under the Amalgamation Agreement (as amended by this Amendment) and to consummate the transactions contemplated by the Amalgamation Agreement (as amended by this Amendment).

(b)             The execution and delivery of this Amendment by such party and the consummation by such party of the transactions contemplated by the Amalgamation Agreement (as amended by this Amendment) have been duly authorized by all requisite corporate action on the part of the Company (other than obtaining the Requisite PRE Vote (in the case of PRE) or the Requisite Axis Vote (in the case of Axis)).

(c)             This Amendment has been duly executed and delivered by such party and, assuming the due authorization, execution and delivery of this Amendment by the other party, constitutes the valid and binding obligation of such party, enforceable against such party in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization or moratorium laws or other similar Laws, now or hereafter in effect, affecting creditors’ rights generally, and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

Section 4.  Covenants

(a)             Determinations by PRE Board. Contemporaneously with the public announcement of this Amendment, PRE will make public statements to the effect that the PRE Board has unanimously (after consultation with its outside legal counsel and financial advisor) (i) approved this Amendment and determined that the Amalgamation and the Amalgamation Agreement (as amended by this Amendment) are advisable and fair to, and in the best interests of, PRE, (ii) recommended that the PRE Shareholders vote to adopt the Amalgamation Agreement (as amended by this Amendment), the statutory amalgamation agreement and the Amalgamation and (iii) terminated all discussions and negotiations with EXOR S.p.A. (“Exor”) with respect to all Acquisition Proposals submitted by Exor prior to the date of this Amendment.

(b)             Road Show Presentations.  As soon as practicable after the date hereof, each of PRE and AXIS shall, and shall cause each of their Subsidiaries and Representatives to, (i) draft joint presentations, materials, and other documents for all meetings, calls, presentations and road shows to shareholders, analysts and shareholder advisory services in respect of the Amalgamation and (ii) schedule and participate in such meetings, calls, presentations and road shows  including, where appropriate, causing the participation of the directors or members of senior or executive management of PRE and Axis having suitable authority or expertise.  Such meetings, calls, presentations and road shows shall commence prior to the filing of an amended Joint Proxy Statement.

(c)             Joint Proxy Statement.  Each of the parties shall use reasonable best efforts to file an amended Joint Proxy Statement reflecting this Amendment as soon as practicable.

Section 5.  General Provisions.

(a)             Effectiveness.  The amendments set forth in this Amendment shall be effective as of the date set forth in the preamble to this Amendment.

(b)             Counterparts.  This Amendment may be executed in one or more counterparts, and by the different parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.  Delivery of an executed counterpart of a signature page to this Amendment by facsimile or electronic-mail shall be as effective as delivery of a manually executed counterpart of any such Agreement.

(c)             Governing Law; Disputes.  Sections 8.8 and 8.9 of the Amalgamation Agreement shall apply to this Amendment mutatis mutandis.

(d)             Except as specifically amended by this Amendment, all provisions of the Amalgamation Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, each of the parties has caused this Amendment to be executed on the date first written above.

AXIS CAPITAL HOLDINGS LIMITED

By:	/s/ Joseph C. Henry
Name Joseph C. Henry
Title E.V.P. and C.F.O.

PARTNERRE LTD.

By:	/s/ David Zwiener
Name David Zwiener
Title President and Chief Executive Officer

[Signature Page to Fourth Amendment to Agreement and Plan of Amalgamation]